Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITORS’ REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 4, 2016

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2015 and December 31, 2014, respectively, and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and December 31, 2014, respectively, and its financial performance and its cash flows for the years then ended in accordance with K-IFRS.

March 4, 2016

Notice to Readers

This report is effective as of March 4, 2016, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address) 51 Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,644,055	5,962,861
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,132,657	4,554,180
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	17,170,592	18,810,845
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,621,640	13,044,448
Loans and receivables (Notes 4,10,11, 12,18 and 45)	244,842,062	223,370,135
Investments in joint ventures and associates (Note 13)	643,861	648,436
Investment properties (Note 14)	351,496	357,550
Premises and equipment (Notes 15 and 18)	2,471,206	2,501,102
Intangible assets and goodwill (Note 16)	419,806	295,728
Assets held for sale (Note 17)	17,904	8,013
Current tax assets (Note 42)	6,782	4,845
Deferred tax assets (Note 42)	210,597	257,858
Derivative assets (Notes 11,12 and 26)	183,128	196,061
Other assets (Notes 19 and 45)	143,286	145,157

Total assets	291,859,072	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,460,561	2,675,354
Deposits due to customers (Notes 4,11,21 and 45)	209,141,826	188,516,465
Borrowings (Notes 4,11,12 and 22)	20,033,917	17,707,595
Debentures (Notes 4,11 and 22)	21,898,859	24,795,904
Provisions (Notes 23, 44 and 45)	516,601	692,009
Net defined benefit liability (Note 24)	99,691	75,591
Current tax liabilities (Note 42)	108,943	298,762
Deferred tax liabilities (Note 42)	19,379	21,757
Other financial liabilities (Notes 4,11,12, 25 and 45)	16,964,206	16,889,687
Other liabilities (Notes 25 and 45)	305,174	390,670

Total liabilities	272,549,157	252,063,794

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014 (CONTINUED)

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,188,472	17,983,501
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	2,538,823
Capital surplus (Note 28)	294,259	291,066
Other equity (Note 30)	(1,547,303)	(2,393,138)
Retained earnings (Notes 31and 32) (Regulatory reserve for credit loss as of December 31, 2015 and 2014 is 1,756,142 million Won and 1,800,387 million Won, respectively) (Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2015 and 2014 is 499,110 million Won and (-)44,245 million Won, respectively) (Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2015 and 2014 is 499,110 million Won and (-) 44,245 million Won, respectively)	13,726,122	14,165,358
Non-controlling interests	121,443	109,924

Total equity	19,309,915	18,093,425

Total liabilities and equity	291,859,072	270,157,219

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions, except for per share data)
Interest income	8,698,235	9,211,240
Interest expense	(3,936,335)	(4,718,222)

Net interest income (Notes 34 and 45)	4,761,900	4,493,018
Fees and commissions income	1,757,340	1,598,015
Fees and commissions expense	(780,544)	(681,000)

Net fees and commissions income (Notes 35 and 45)	976,796	917,015
Dividend income (Note 36)	102,923	96,812
Net gain on financial instruments at fair value through profit or loss (Note 37)	240,342	189,912
Net loss on available-for-sale financial assets (Note 38)	(3,281)	(68,924)
Impairment losses on credit loss (Notes 39 and 45)	(966,646)	(1,096,940)
General and administrative expenses (Notes 40 and 45)	(3,150,387)	(2,958,919)
Net other operating expenses (Notes 40 and 45)	(610,061)	(674,266)

Operating income	1,351,586	897,708
Share of losses of joint ventures and associates (Note 13)	(70,124)	(67,980)
Net other non-operating income	170,484	4,667

Non-operating income (loss) (Note 41)	100,360	(63,313)
Net income before income tax expense	1,451,946	834,395
Income tax expense (Note 42)	(376,554)	(288,195)

Net income from continuing operations	1,075,392	546,200
Net income from discontinued operations (Notes 47 and 48)	—	661,769

Net income (Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2015 and 2014 are 576,282 million Won and 1,252,214 million Won, respectively) (Note 32)	1,075,392	1,207,969

Remeasurement of the net defined benefit liability	(78,267)	(51,650)

Items that will not be reclassified to profit or loss	(78,267)	(51,650)
Gain (loss) on available-for-sale financial assets	72,297	(75,586)
Share of other comprehensive gain (loss) of joint ventures and associates	3,295	(1,604)
Gain on foreign currency translation of foreign operations	33,837	48,393
Loss on valuation of cash flow hedge	—	(27,150)

Items that may be reclassified to profit or loss	109,429	(55,947)
Other comprehensive income (loss), net of tax	31,162	(107,597)
Total comprehensive income	1,106,554	1,100,372

Net income attributable to:
Net income attributable to owners	1,059,157	1,213,980
Income from continuing operations	1,059,157	435,289
Income from discontinued operations	—	778,691
Net income (loss) attributable to non-controlling interests	16,235	(6,011)
Income from continuing operations	16,235	110,911
Income (loss) from discontinued operations	—	(116,922)
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,094,870	1,192,191
Comprehensive income (loss) attributable to non-controlling interests	11,684	(91,819)
Basic and diluted earnings from continuing and discontinued operations per share (In Korean Won) (Note 43)	1,301	1,621
Basic and diluted earnings from continuing operations per share (In Korean Won) (Note 43)	1,301	536

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,213,980	1,213,980	(6,011)	1,207,969
Dividends	—	—	—	—	—	—	(8,042)	(8,042)
Changes due to distribution to owners	(648,685)	—	(68,106)	(2,238,228)	(110,405)	(3,065,424)	(286,564)	(3,351,988)
Merger between Woori Bank and Woori Finance Holdings	—	1,880,798	178,058	(178,060)	—	1,880,796	(1,880,798)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	21,724	—	—	21,724	49,134	70,858
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Increase in capital stock of consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Acquisition of treasury stock	—	—	—	(37,580)	—	(37,580)	—	(37,580)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,900,347)	(1,900,347)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	86,537	—	86,537	(97,181)	(10,644)
Share of other comprehensive income of joint ventures and associates	—	—	—	(2,974)	—	(2,974)	1,370	(1,604)
Gain on foreign currencies translation of foreign operations	—	—	—	28,856	—	28,856	19,537	48,393
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(63,426)	(764)	(64,190)	(683)	(64,873)
Issuance of hybrid securities	—	159,618	—	—	—	159,618	—	159,618
Dividends to hybrid securities	—	—	—	—	(50,129)	(50,129)	(116,721)	(166,850)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Others	—	—	21	—	(13)	8	976	984

December 31, 2014	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425

January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,075,392	1,207,969
Adjustments:
Income tax expense (benefit)	376,554	(145,981)
Interest income	(8,698,235)	(10,285,933)
Interest expense	3,936,335	5,207,289
Dividend income	(102,923)	(135,127)

	(4,488,269)	(5,359,752)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	966,646	1,202,152
Loss on available-for-sale financial assets	3,281	93,639
Loss on valuation of investments in subsidiaries and associates	111,487	123,038
Loss on foreign exchange translation	—	82,077
Loss on transaction / valuation of derivative instruments (hedging)	20,982	22,253
Loss on hedged items (fair value hedge)	56,532	87,476
Provisions	72,062	81,073
Retirement benefits	132,131	132,768
Depreciation and amortization of premises and equipment, intangible assets and investment properties	240,764	247,216
Loss on disposal of investments in joint ventures and associates	10	1,788
Loss on disposal of premises and equipment and other assets	2,707	2,788
Impairment loss on premises and equipment and other assets	2,990	2,320
Impairment loss on assets held for sale	—	2,420
Impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	7,728
Loss on disposal of disposal group held for sale	—	46,782

	1,609,592	2,135,518

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	55,773	34,830
Gain on valuation of investments in subsidiaries and associates	41,363	55,674
Gain on foreign exchange translation	—	39,485
Gain on transaction / valuation of derivative instruments (hedging)	59,003	85,975
Gain on hedged items (fair value hedge)	25,235	23,317
Reversal of provisions	854	744
Gain on disposal of investments in joint ventures and associates	61,653	31,899
Gain on disposal of premises and equipment and other assets	6,814	1,134
Reversal of impairment loss on premises and equipment and other assets	539	533
Gain on disposal of group held for sale	—	159,794
Gain on disposal of assets held for sale	—	1,039
Reversal of impairment loss on assets held for sale	—	337
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	259

	251,234	435,020

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(495,507)	1,547,502
Loans and receivables	(23,150,910)	(15,439,044)
Other assets	1,922	(92,867)
Deposits due to customers	20,620,287	14,052,504
Provision	(66,399)	(106,780)
Net defined benefit liability	(255,585)	(276,638)
Other financial liabilities	1,205,411	(1,933,627)
Other liabilities	(91,116)	(16,183)

	(2,231,897)	(2,265,133)

Cash received from (paid for) operating activities:
Interest income received	8,692,851	10,171,063
Interest expense paid	(4,355,880)	(5,210,976)
Dividends received	100,368	155,164
Income tax paid	(534,829)	(117,589)

Net cash provided by (used in) operating activities	(383,906)	281,244

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014 (CONTINUED)

	2015	2014
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash provided by disposal of assets held-for-sale (Note 47)	—	1,193,584
Net cash provided by the merger of Saudara Bank (Note 51)	—	81,100
Disposal of available-for-sale financial assets	18,426,846	26,865,684
Redemption of held-to-maturity financial assets	6,404,711	4,823,630
Disposal of investments in joint ventures and associates	75,599	235,778
Disposal of premises and equipment	18,600	36,364
Disposal of intangible assets	1,782	88,197
Disposal of assets held-for-sale	3,711	29,857
Cash in-flow related to derivatives for risk hedge	56,956	—

	24,988,205	33,354,194

Cash out-flows from investing activities:
Acquisition of Saudara Bank	38,535	—
Acquisition of available-for-sale financial assets	16,305,767	28,527,400
Acquisition of held-to-maturity financial assets	7,138,013	5,658,655
Acquisition of investments in joint ventures and associates	1,098	67,431
Acquisition of investment properties	—	18
Acquisition of premises and equipment	129,454	140,639
Acquisition of intangible assets	97,891	86,910
Cash out-flow related to derivatives for risk hedge	3,273	14,153

	23,714,061	34,495,206

Net cash provided by (used in) investing activities	1,274,144	(1,141,012)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	12,674,649	17,084,134
Issuance of debentures	13,502,777	18,229,052
Issuance of hybrid securities	795,179	159,618
Paid in capital stock of subsidiaries	—	1,121
Change in ownership interest of subsidiaries	3,787	—

	26,976,392	35,473,925

Cash out-flows from financing activities:
Changes due to distribution to owners	—	792,949
Decrease in borrowings	10,346,919	18,011,845
Repayment of debentures	16,425,353	15,448,663
Payment of dividends	504,952	—
Acquisition of treasury stock	—	37,580
Expenses on stock issued	—	3
Dividends paid on hybrid securities	179,758	60,780
Dividends paid on non-controlling interests	824	8,042
Dividends paid on hybrid securities of subsidiaries	—	98,522
Redemption of non-controlling hybrid securities	—	702,995
Other decrease in non-controlling interests, net	—	1,119

	27,457,806	35,162,498

Net cash provided by (used in) financing activities	(481,414)	311,427

Net increase (decrease) in cash and cash equivalents	408,824	(548,341)
Cash and cash equivalents, beginning of the period (Note 6)	5,962,861	6,472,459
Effects of exchange rate changes on cash and cash equivalents	272,370	38,743

Cash and cash equivalents, end of the period (Note 6)	6,644,055	5,962,861

See accompanying notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	GENERAL

(1) Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

As of December 31, 2015 and 2014, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) and 345 million shares (51.04% ownership), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 956 branches and offices in Korea, and 21 branches and offices overseas as of December 31, 2015.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	December 31, 2015	December 31, 2014
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December, 31
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	December, 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December, 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December, 31
Woori Investment Bank Co., Ltd. (*6)	Other credit finance business	58.2	59.5	Korea	December, 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December, 31

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	December 31, 2015	December 31, 2014
Woori America Bank	Finance	100.0	100.0	U.S.A	December, 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	December, 31
Woori Bank (China) Limited	”	100.0	100.0	China	December, 31
ZAO Woori Bank	”	100.0	100.0	Russia	December, 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	December, 31
Woori Brazil Bank	”	100.0	100.0	Brazil	December, 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	December, 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	December, 31
Woori Finance Cambodia	”	100.0	100.0	Cambodia	December, 31
Woori Finance Myanmar (*7)	”	100.0	—	Myanmar	December, 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December, 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	December, 31
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	December, 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	December, 31
Woori IB Global Bond Co., Ltd. (*3)	”	—	0.0	Korea	—
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	December, 31
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Pyeongtaek Ocean Sand Inc. (*3)	”	—	0.0	Korea	—
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	December, 31
Newyear Eighth Co., Ltd. (*3)	”	—	0.0	Korea	—
Jilrian First Co., Ltd. (*3)	”	—	0.0	Korea	—
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	—	Korea	December, 31
Electric Cable First Co., Ltd (*1)	”	0.0	—	Korea	December, 31
Woori International First Co., Ltd. (*1)	”	0.0	—	Korea	December, 31
Uri HJ First Co., Ltd. (*1)	”	0.0	—	Korea	December, 31
Haeoreum Short-term Bond 15th and 34 beneficiary certificates for the rest (*4)	Securities investment and others	—	—	—	December, 31
Principle Guaranteed Trust (*2)	Trust	0.0	0.0	Korea	December, 31
Principle and Interest Guaranteed Trust (*2)	”	0.0	0.0	Korea	December, 31
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*5)	Other financial business	31.9	31.9	Korea	December, 31
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	December, 31
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	—	Korea	December, 31
My Asset Manhattan Private REIT First (*3)	Securities investment	—	76.6	Korea	—

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is deconsolidated as the liquidation or disposal procedure was completed for the year ended December 31, 2015.
(*4)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*5)	The entity is included in the consolidation scope, for the Group, as a general partner, has controlling power.

(*6)	The ownership interest as of December 31, 2015 decreased as Woori Private Equity Fund sold its ownership of Woori Investment Bank for the year ended December 31, 2015.
(*7)	For the year ended December 31, 2015, as the Group invested majority of the capital stock of the company, the entity was included in the subsidiary.

(3)	As of December 31, 2015, and 2014, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank Co., Ltd.	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
Woori Global Markets Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment Bank Co., Ltd.	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
Woori Global Markets Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,735,356	1,390,103	85,851	14,563	17,589
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money Trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the year ended December 31, 2015 and 2014 are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2015	December 31, 2014
Woori Investment Bank	64,013	60,121
PT Bank Woori Saudara Indonesia 1906 Tbk	58,880	56,828

2)	Net income attributable to non-controlling interests

	For the year ended December 31, 2015	For the year ended December 31, 2014
Woori Investment & Securities (*)	—	(125,724)
Woori Investment Bank	4,353	2,215
PT Bank Woori Saudara Indonesia 1906 Tbk	6,241	702

(*)	The entity was deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

3)	Dividends to non-controlling interests

	For the year ended December 31, 2015	For the year ended December 31, 2014
Woori Investment & Securities (*)	—	8,029
PT Bank Woori Saudara Indonesia 1906 Tbk	778	—

(*)	The entity was deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

4)	Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Group, merged with Saudara Bank for the year ended December 31, 2014, and then changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. Due to the merger, the Group’s ownership interest of the company decreased from 95.2% to 74.0%. At the same time, the non-controlling interests increased by 49,134 million Won, and the increase resulted in as the decrease of equity attributable to the owner of the Group (Note 51).

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with K-IFRS.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended on December 31, 2015 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on March 4, 2016.

1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2) The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments to K-IFRS 1001 are effective for annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1016 – Property, Plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1110 – Consolidated Financial Statements & K-IFRS 1112 – Disclosure of Interests in Other Entities & K-IFRS 1028 – Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The amendments are effective for annual periods beginning on or after 1 January 2016

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103–Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Enactment to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

Enactment to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 Construction Contracts, K-IFRS 1018 Revenue, K-IFRS 2113 Customer Loyalty Programmers, K-IFRS 2115 Agreements for the Construction of Real Estate, K-IFRS 2118 Transfers of Assets from Customers, and K-IFRS 2031 Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is reviewing the impact from the amendments and the enactments listed above on the Group’s consolidated financial statements.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, that is the Group). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•	Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the Group.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement, or K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a)	its assets, including its share of any assets held jointly;

(b)	its liabilities, including its share of any liabilities incurred jointly;

(c)	its revenue from the sale of its share of the output arising from the joint operation;

(d)	its share of the revenue from the sale of the output by the joint operation; and

(e)	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4)	Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 3 months of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into Financial assets at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) and loans and receivables.

a)	Financial assets at FVTPL

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading or contingent consideration that may be paid by an acquirer as part of a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

b)	AFS financial assets:

Financial assets that are not classified as HTM; financial assets at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

c)	HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

d)	Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading, and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

a)	Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

b)	Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c)	Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a)	Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b)	Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives, such as goodwill and membership, or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within others in other assets and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging depending on the purpose. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(18)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(19)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and will be amortized, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees in net income over the period of the guarantee.

(20)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Group has become not able to cancel its proposal for termination benefits, or 2) when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(21)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carry forwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(22)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Group’s consolidated financial statements, are as follows:

(1)	Impairment of goodwill

The Group performs goodwill impairment test annually, or whenever there is any indicator that CGU may have been impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2)	Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4)	Impairment of loans

Impairment loss for loans and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually assessed

•	Past due

•	Debt restructuring

•	Possible state of debtor’s bankruptcy or liquidation

•	Occurrence of significant impairment on securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2)	Financial assets that are not individually assessed

•	Repayment status of debtor or observable macro-economic indexes

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(5)	Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

(6)	Valuation of disposal group held for distribution to owners.

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described in Note 48. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Loans and receivables:
Korean treasury and government agencies	12,062,603	15,171,424
Banks	19,048,126	18,063,113
Corporates	93,765,023	86,476,378
Consumers	119,966,310	103,659,220

Sub-total	244,842,062	223,370,135

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	24,884	13,816
Debt securities held for trading	2,617,406	2,248,619
Financial assets designated at FVTPL	986	—
Derivative assets for trading	2,390,497	2,111,467

Sub-total	5,033,773	4,373,902

Available-for-sale (“AFS”) debt securities	14,723,577	13,929,502
Held-to-maturity (“HTM”) securities	13,621,640	13,044,448
Derivative assets for hedging	183,128	196,061
Off-balance accounts :
Guarantees	17,315,443	18,027,919
Loan commitments	88,211,580	89,637,659

Sub-total	105,527,023	107,665,578

Total	383,931,203	362,579,626

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL (*2)	2,618,392	—	—	24,884	—	—	2,643,276
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Off-balance accounts	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	365,711,234	3,454,034	2,806,151	776,510	221,483	8,388,166	381,357,578

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL (*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance accounts	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading, and financial assets designated at FVTPL.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL (*)	23,617	986	1,460,037	—	—	1,158,636	2,643,276
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Off-balance accounts	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,780,386	69,742,929	65,025,198	10,971,105	143,098,164	22,739,796	381,357,578

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL (*)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance accounts	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading, and financial assets designated at FVTPL.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition is as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade (*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade (*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 821,588 million Won and 948,813 million Won as of December 31, 2015 and 2014, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30~59 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60~89 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral (*)	—	—	4,340	63,749	—	68,089	644,073	712,162

	December 31, 2014
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30~59 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60~89 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 58,270 million Won and 74,415 million Won as of December 31, 2015 and 2014, respectively, which are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral (*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral (*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

(*)	The value of collateral held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,598,199 million Won and 1,930,678 million Won as of December 31, 2015 and 2014, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2015
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

	December 31, 2014
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,697,680	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	410,755	37,513	689,667
Below BBB-	—	6,882	—	6,882

Total	2,248,619	13,929,502	13,044,448	29,222,569

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by each department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk (“VaR”) for the year ended December 31, 2015 and 2014, respectively, and the VaR as of December 31, 2015 and 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2015	For the year ended December 31, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,907	2,742	3,991	1,211	1,403	1,982	14,948	1,029
Stock price	3,186	2,411	4,377	531	977	1,199	1,835	494
Foreign currencies	3,997	3,415	4,847	2,329	2,834	2,940	4,051	1,998
Commodity price	117	102	218	5	174	76	244	2
Diversification	(5,017)	(3,858)	(6,910)	(411)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	5,190	4,812	6,523	3,665	3,111	3,640	14,516	2,415

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2015		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,248,972	22,441,148	4,066,282	20,834,907
Base case (Prepay)	4,243,033	21,418,343	4,069,926	20,031,483
IR 100bp up	4,628,056	21,747,451	4,399,344	20,556,629
IR 100bp down	3,863,665	23,192,051	3,738,667	21,118,466
IR 200bp up	5,007,090	21,107,510	4,732,405	20,287,594
IR 200bp down	3,137,452	23,998,930	3,355,164	21,403,671
IR 300bp up	5,386,122	20,517,630	5,065,465	20,029,447
IR 300bp down	2,123,516	25,345,104	2,562,087	21,689,568

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

December 31, 2015		December 31, 2014
EaR	VaR	EaR	VaR
153,717	80,086	137,081	80,800

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance accounts	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2015 and 2014 as follow:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. . The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2015	December 31, 2014
Guarantees	17,315,443	18,027,919
Loan commitments	88,211,580	89,637,659

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to this regulation, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of December 31, 2015. The details are as following (Unit: Korean won in millions):

December 31, 2015
Tier 1 capital	13,047,567
Other Tier 1 capital	3,016,309
Tier 2 capital	4,987,529
Total risk-adjusted capital	21,051,405
Risk-weighted assets for credit risk	142,127,112
Risk-weighted assets for market risk	2,595,566
Risk-weighted assets for operational risk	9,348,221
Total risk-weighted assets	154,070,899
Common equity Tier 1 ratio (*)	8.47%
Tier 1 capital ratio (*)	10.43%
Total capital ratio (*)	13.66%

December 31, 2014
Tier 1 capital	13,111,803
Other Tier 1 capital	2,534,622
Tier 2 capital	5,211,287
Total risk-adjusted capital	20,857,712
Risk-weighted assets for credit risk	135,697,864
Risk-weighted assets for market risk	1,666,819
Risk-weighted assets for operational risk	8,958,341
Total risk-weighted assets	146,323,024
Common equity Tier 1 ratio	8.96%
Tier 1 capital ratio	10.69%
Total capital ratio	14.25%

(*)	Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2015 are adjusted to 9.50%, 11.68% and 15.15%, respectively.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, the Group recognized its credit card operation as a separate operating segment during the year ended December 31, 2015. Therefore, the corresponding information for the year ended December 2014 was restated accordingly.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Credit Card: Credit card, cash service and card loan, etc. ; and

•	Headquarter and others: Segments that are not belong to above operating segments

1) The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	5,732,039	76,683,360	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	4,542,735	46,740,752	250,002,614	2,061,180	252,063,794

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,289,088	1,699,913	5,601	40,913	378,019	743,092	4,156,626	605,274	4,761,900
Interest income	2,850,985	3,255,796	154,460	19,394	500,449	1,585,636	8,366,720	331,515	8,698,235
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(122,430)	(979,449)	(4,210,094)	273,759	(3,936,335)
Inter-segment	(333,976)	324,312	(148,841)	21,600	—	136,905	—	—	—
Net non-interest income	554,957	513,686	115,111	18,015	98,034	279,437	1,579,240	(947,937)	631,303
Non-interest income	886,057	503,321	489,659	5,760,567	871,486	3,245,543	11,756,633	(366,953)	11,389,680
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(773,452)	(2,907,816)	(10,177,393)	(580,984)	(10,758,377)
Inter-segment	21,932	36,358	—	—	—	(58,290)	—	—	—
Other expense	(1,790,292)	(1,795,561)	53,089	(44,187)	(321,265)	(470,592)	(4,368,808)	327,191	(4,041,617)
Administrative expense	(1,782,234)	(925,566)	(14,933)	(16,945)	(124,362)	(553,539)	(3,417,579)	267,190	(3,150,389)
Impairment losses on credit loss and others	(8,058)	(869,995)	68,022	(27,242)	(196,903)	82,947	(951,229)	60,001	(891,228)
Operating income	53,753	418,038	173,801	14,741	154,788	551,937	1,367,058	(15,472)	1,351,586
Non-operating income	(19,113)	(2,189)	43,728	197	(5,150)	136,954	154,427	(54,067)	100,360
Net income before income tax expense	34,640	415,849	217,529	14,938	149,638	688,891	1,521,485	(69,539)	1,451,946
Income tax expense	(8,383)	(98,886)	(52,642)	(3,615)	(32,780)	(136,891)	(333,197)	(43,357)	(376,554)
Net income from continuing operations	26,257	316,963	164,887	11,323	116,858	552,000	1,188,288	(112,896)	1,075,392

	For the year ended December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,392,354	1,741,700	1,178	28,884	287,350	548,238	3,999,704	493,314	4,493,018
Interest income	3,032,488	3,636,838	199,629	26,076	400,569	1,587,332	8,882,932	328,308	9,211,240
Interest expense	(1,591,087)	(2,191,770)	(23)	(100)	(113,219)	(987,029)	(4,883,228)	165,006	(4,718,222)
Inter-segment	(49,047)	296,632	(198,428)	2,908	—	(52,065)	—	—	—
Net non-interest income	493,762	453,799	65,919	(8,059)	93,042	255,453	1,353,916	(941,404)	412,512
Non-interest income	724,288	438,879	348,363	3,969,660	769,235	2,182,334	8,432,759	(284,209)	8,148,550
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(676,193)	(1,877,554)	(7,078,843)	(657,195)	(7,736,038)
Inter-segment	19,924	29,403	—	—	—	(49,327)	—	—	—
Other expense	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(246,943)	(553,185)	(4,267,617)	259,795	(4,007,822)
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(108,616)	(518,258)	(3,192,772)	233,853	(2,958,919)
Impairment losses on credit loss and others	(59,406)	(687,732)	(160,617)	6,164	(138,327)	(34,927)	(1,074,845)	25,942	(1,048,903)
Operating income	126,685	672,716	(107,905)	10,552	133,449	250,506	1,086,003	(188,295)	897,708
Non-operating income	(15,444)	(3,309)	39,967	(20,562)	(2,443)	1,588,360	1,586,569	(1,649,882)	(63,313)
Net income before income tax expense	111,241	669,407	(67,938)	(10,010)	131,006	1,838,866	2,672,572	(1,838,177)	834,395
Income tax expense	(26,920)	(153,867)	16,441	2,422	(28,135)	(98,136)	(288,195)	—	(288,195)
Net income from continuing operations	84,321	515,540	(51,497)	(7,588)	102,871	1,740,730	2,384,377	(1,838,177)	546,200

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2015 and 2014 amounted to 18,974,359 million Won and 16,800,282 million Won, respectively, and revenue from the foreign customers amounted to 1,113,556 million Won and 559,508 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2015 and 2014 are 3,666,276 million Won and 3,591,351 million Won, respectively, and foreign subsidiaries are 220,093 million Won and 211,465 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Cash and checks	2,091,064	2,597,984
Foreign currencies	656,183	585,728
Demand deposits	3,286,747	2,017,798
Fixed deposits	610,061	761,351

Total	6,644,055	5,962,861

(2) Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	2015	2014
Changes in other comprehensive income due to valuation of AFS financial assets	72,297	86,537
Changes in other comprehensive income (loss) of investment in associates	3,295	(2,974)
Changes in other comprehensive income of foreign operations translation	33,837	28,856
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(78,267)	(63,426)
Changes in investments in associates due to equity swap and others	83,002	176,661
Changes in unpaid dividends of hybrid equity securities	3,562	7,547
Changes in payables due to intangible assets	125,446	—

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Financial assets held for trading	5,120,062	4,536,918
Financial assets designated at FVTPL	12,595	17,262

Total	5,132,657	4,554,180

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Deposits:
Gold banking assets	24,884	13,816
Securities:
Debt securities
Korean treasury and government agencies	798,397	668,886
Financial institutions	1,175,303	927,121
Corporates	643,706	620,312
Equity securities	62,945	99,988
Beneficiary certificates	14,017	48,291
CMA securities	—	32,300
Others	10,313	14,737

Sub-total	2,704,681	2,411,635

Derivatives assets	2,390,497	2,111,467

Total	5,120,062	4,536,918

(3)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Equity-linked securities	—	6,066
Debt securities	986	—
Equity securities	11,609	11,196

Total	12,595	17,262

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,529,997	28,880	(88)	3,558,789
Financial institutions	5,598,416	27,473	(64)	5,625,825
Corporates	3,809,370	79,303	(692)	3,887,981
Asset-backed securities	260,198	—	(1,541)	258,657
Bond denominated in foreign currencies	649,983	790	(12,853)	637,920
Sub-total	13,847,964	136,446	(15,238)	13,969,172
Equity securities	967,911	376,079	(6,283)	1,337,707
Beneficiary certificates	1,119,497	23,148	(24,617)	1,118,028
Securities loaned	717,525	2,488	(3)	720,010
Others	16,988	8,687	—	25,675

Total	16,669,885	546,848	(46,141)	17,170,592

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,138,741	32,963	(124)	3,171,580
Financial institutions	6,697,347	34,471	(357)	6,731,461
Corporates	2,762,728	64,522	—	2,827,250
Asset-backed securities	171,313	—	(13,572)	157,741
Bond denominated in foreign currencies	365,661	—	(66,761)	298,900
Sub-total	13,135,790	131,956	(80,814)	13,186,932
Equity securities	1,115,728	432,068	(126,422)	1,421,374
Beneficiary certificates	3,431,922	20,689	—	3,452,611
Securities loaned	684,126	1,982	(12)	686,096
Others	46,524	17,308	—	63,832

Total	18,414,090	604,003	(207,248)	18,810,845

9.	HELD TO MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,366,942	63,895	(131)	3,430,706
Financial institutions	4,138,250	26,417	(153)	4,164,514
Corporates	6,020,607	106,541	(4,460)	6,122,688
Bond denominated in foreign currencies	95,841	—	—	95,841

Total	13,621,640	196,853	(4,744)	13,813,749

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,128,344	82,979	(37)	4,211,286
Financial institutions	4,389,592	37,400	(175)	4,426,817
Corporates	4,470,297	106,092	(2,946)	4,573,443
Bond denominated in foreign currencies	56,215	—	—	56,215

Total	13,044,448	226,471	(3,158)	13,267,761

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Due from banks	11,174,806	11,100,572
Loans	225,547,768	204,818,820
Other loan and receivables	8,119,488	7,450,743

Total	244,842,062	223,370,135

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,885,516	9,120,180
Due from depository banks	300,500	1,000
Due from non-depository	12,197	277,337
Due from the Korea Exchange	1,868	1,580
Others	34,525	182,750
Allowance for credit losses	(2,063)	(2,305)

Sub-total	7,232,543	9,580,542

Due from banks in foreign currencies:
Due from banks on demand	1,945,918	312,022
Time deposits	1,178,081	712,972
Others	822,888	497,454
Allowance for credit losses	(4,624)	(2,418)

Sub-total	3,942,263	1,520,030

Total	11,174,806	11,100,572

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	6,885,516	Reserve deposits under The BOK Act
Others	Samsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures and options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,944,976	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	9,120,180	Reverse deposits on The BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	296,447	Reserve deposits on The BOK Act and others
Others	The Central Bank of China and others	469,974	Reserve deposits and others

		766,421

		10,069,351

(4)	Loans are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Loans in local currency	185,154,851	167,261,592
Loans in foreign currencies	13,104,820	11,281,016
Domestic banker’s letter of credit	4,805,433	5,712,049
Credit card accounts	6,099,219	5,113,684
Bills bought in foreign currencies	6,647,918	5,552,421
Bills bought in local currency	134,645	258,707
Factoring receivables	149,688	92,205
Advances for customers on guarantees	44,242	52,619
Privately placed bonds	330,889	346,284
Loans to be converted to equity securities	—	498
Securitized loans	309,990	295,506
Call loans	2,758,156	4,174,735
Bonds purchased under resale agreements	7,583,743	6,891,629
Loan origination costs and fees	435,005	367,898
Others	45,622	44,378
Present value discount	(4,985)	(16,913)
Allowance for credit losses	(2,051,468)	(2,609,488)

Total	225,547,768	204,818,820

(5)	Other loan and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
CMA accounts	213,000	186,000
Receivables	5,648,159	4,662,557
Accrued income	971,179	885,141
Telex and telephone subscription rights and refundable deposits	1,056,309	1,075,068
Other receivables	650,743	981,672
Allowance for credit losses	(419,902)	(339,695)

Total	8,119,488	7,450,743

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net provision	(103,166)	(744,416)	(180,563)	(83,994)	(1,112,139)
Recoveries of loans previously charged off	(29,219)	(198,089)	(34,207)	—	(261,515)
Charge-off	240,541	1,139,102	198,077	592	1,578,312
Sales of loans and receivables	2,518	138,055	—	866	141,439
Unwinding effect	12,514	99,854	—	—	112,368
Others	(186)	7,390	—	10,180	17,384

Ending balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)

	For the year ended December 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision	(150,292)	(791,339)	(158,603)	(15,937)	(1,116,171)
Recoveries of loans previously charged off	(7,976)	(66,627)	(27,920)	—	(102,523)
Charge-off	115,339	1,173,434	162,691	627	1,452,091
Sales of loans and receivables	5,833	140,174	—	5,676	151,683
Unwinding effect	16,666	137,951	336	223	155,176
Others	(10,101)	70,875	(8)	92,704	153,470

Ending balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,733,943	—	13,969,172
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Securities loaned	615,570	104,440	—	720,010
Others	—	20,367	5,308	25,675

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

	December 31, 2014
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Securities loaned	14,737	—	—	14,737
Derivative assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Securities loaned	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

(*1)	There was no transferred between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2015 and 2014, that are amounting to 42,451 million Won and 41,002 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purpose entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. Carrying amount and gain from the disposal of the financial assets which have been carried at cost amounts to 414 million Won and 146 million Won, respectively.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.315 ~ 0.938	Volatility of fair value increases as correlation increases
		Historical variability	19.10% ~ 45.96%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.23%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.315 ~ 0.938	Volatility of fair value increases as correlation increase
		Historical variability	19.10% ~ 45.96%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.036 ~ 0.739	Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
		Historical variability	13.70% ~ 51.01%
Equity securities	External appraisal value and others	Expected growth rate	0% ~ 1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Debt securities	—	(14)	—	1,000	—	—	986
Equity securities	10,567	1,042	—	—	—	—	11,609

Sub-total	16,633	1,028	—	1,000	(6,066)	—	12,595

AFS financial assets:
Equity securities (*4)	1,031,918	(57,373)	105,290	105,930	(100,018)	(92,379)	993,368
Beneficiary certificates	355,694	3,905	(24,846)	121,613	(79,296)	—	377,070
Others	14,241	(7,064)	1,370	—	(3,239)	—	5,308

Sub-total	1,401,853	(60,532)	81,814	227,543	(182,553)	(92,379)	1,375,746

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,479,706	19,574	81,814	220,377	(235,123)	(93,358)	1,472,990

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	58,565	—	4,008	(24,475)	(1,202)	78,607

Financial liabilities designated at FVTPL
Equity-linked securities(*5)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,968)	—	768,013	(329,392)	(1,399)	825,958

(*1)	The loss amounting to 2,854 million Won for the year ended December 31, 2015, which is from financial assets and liabilities that the Group holds at the end of periods, was recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*5)	Since the observable market data for equity-linked securities became available, such securities were transferred out of level 3 to level 2.

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	Decrease due to the spin-off or disposals	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	307,782	41,776	—	1,244	(108,345)	—	(193,183)	49,274
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	41,052	—	1,244	(112,778)	—	(194,211)	49,274

Financial assets designed at FVTPL
Equity-linked securities	408,120	(337)	—	324,205	(82,468)	—	(643,454)	6,066
Debt securities	2,676	26	—	—	(2,702)	—	—	—
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(323)	—	324,205	(85,170)	—	(643,454)	16,633

AFS financial assets
Debt securities (*3)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities (*4)	1,843,889	(137,631)	6,063	106,654	(114,450)	(551)	(672,056)	1,031,918
Beneficiary certificates (*3)	562,941	16,033	3,164	41,214	(66,126)	(1,935)	(199,597)	355,694
Others (*3)	102,914	(2,439)	(1,134)	12,898	—	(70,000)	(27,998)	14,241

Sub-total	2,518,794	(130,085)	8,093	160,766	(180,576)	(70,661)	(904,478)	1,401,853

Derivative assets	14,608	3,497	—	—	(6,159)	—	—	11,946

Total	3,268,744	(85,859)	8,093	486,215	(384,683)	(70,661)	(1,742,143)	1,479,706

Financial liabilities:
Financial liabilities held for trading Derivative liabilities	253,419	6,783	4,050	4,596	(43,250)	—	(183,887)	41,711
Financial liabilities designated at FVTPL
Equity-linked securities (*5)	5,587,261	19,031	—	2,205,033	(815,356)	(88,044)	(6,545,932)	361,993

Total	5,840,680	25,814	4,050	2,209,629	(858,606)	(88,044)	(6,729,819)	403,704

(*1)	The loss amounting to 172,484 million Won for the year ended December 31, 2014, which is from financial assets and liabilities that the Group holds at the end of periods, was recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*5)	Since the observable market data for equity-linked securities became available, such securities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the years ended December 31, 2015 and 2014. (Unit: Korean Won in millions):

	For the year ended December 31, 2015				For the year ended December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	10,674	(9,729)	—	—	14,093	(6,471)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	793	(739)	—	—	—	—	—	—
AFS Financial Assets
Equity securities (*3)(*4)	—	—	37,648	(20,869)	—	—	80,085	(39,055)
Beneficiary certificates (*4)	—	—	4,102	(3,875)	—	—	3,430	(3,243)
Others (*5)	—	—	80	(80)	—	—	6,823	(2,858)

Total	11,467	(10,468)	41,830	(24,824)	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	13,469	(12,281)	—	—	7,939	(7,222)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,289	(2,247)	—	—	1,497	(1,483)	—	—

Total	15,758	(14,528)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,045,022	12,768,727		13,813,749	13,621,640
Loans and receivables			248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers		208,133,241		208,133,241	209,141,826
Borrowings		20,084,789		20,084,789	20,033,917
Debentures		22,288,472		22,288,472	21,898,859
Other financial liabilities		16,961,987		16,961,987	16,964,206

	As of December 31, 2014
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate and credit spread
Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate
Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of December 31, 2015 and December 31, 2014, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2015	December 31, 2014
Assets transferred	Financial assets at FVTPL	—	9,851
	AFS financial assets	603,274	926,796
	HTM financial assets	139,340	660,212

	Total	742,614	1,596,859

Related liabilities	Disposal of securities under repurchase agreements	671,629	1,196,237

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	10,313	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	720,010	686,096	Korea Securities Depository

Total		730,323	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2) The offset with financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange (*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange (*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,316,295	16,228	2,300,067	5,413,119	37,142	469,574
Receivable spot exchange (*2)	3,619,768	—	3,619,768
Bonds purchased under resale agreements (*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable (*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,478,924	16,228	2,462,696	5,396,870	41,229	640,766
Payable spot exchange (*3)	3,616,169	—	3,616,169
Bonds sold under repurchase agreements (*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable (*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	December 31, 2015	December 31, 2014
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	26.4	26.4	December 31
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	December 31
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	November 30(*3)
Korea Credit Bureau Co., Ltd. (*5)(*7)	Credit information	9.9	7.2	December 31
Korea Finance Security Co., Ltd. (*4) (*14)	Security service	15.0	15.3	November 30(*3)
United PF 1st Corporate Financial Stability (*5)	Finance	17.7	17.7	December 31
Chin Hung International Inc. (*2) (*6)	Construction	28.4	26.8	November 30(*3)
Poonglim Industrial Co., Ltd.	”	30.7	30.7	September 30(*3)
Ansang Tech Co., Ltd. (*8)	Manufacturing	—	23.0	—
STX Engine Co., Ltd. (*1)(*2)(*9)	”	29.2	15.0	September 30(*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	December 31
Force TEC Co., Ltd. (*10)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*10)	Construction	22.4	22.4	—
STX Corporation (*1) (*2)	Wholesale of non- Specialized Goods	15.0	15.0	September 30(*3)
Osung LST Co., Ltd. (*1) (*2)	Manufacturing	11.1	11.1	September 30(*3)
Saman Corporation (*5)(*15)	General Construction Technology Service	9.2	—	December 31
Dongwoo C & C Co.,Ltd. (*10) (*16)	Construction	23.2	—	—
SJCO Co.,Ltd. (*10) (*16)	Aggregate transportation and Wholesale	26.5	—	—
Ilyang construction Co.,Ltd. (*10) (*16)	Construction	40.0	—	—
G2 Collection Co.,Ltd. (*10) (*16)	Wholesale and retail sales	28.9	—	—
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*13)	Semiconductor equipment	—	44.8	—
Woori Renaissance Holdings (*11)	Other financial business	51.6	51.6	December 31
Woori Private Equity Company Ltd.:
Woori Columbus First PEF (*12)	Other financial business	1.9	1.9	December 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 6,730, previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2,300, previous year: KRW 1,665), STX Engine Co., Ltd. (current period: KRW 6,800), Samho International Co., Ltd. (current period: KRW 15,550, previous year: KRW 13,150), STX Corporation. (current period: KRW 3,435), and Osung LST Co., Ltd. (current period: KRW 795, previous year: KRW 1,215).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*6)	Due to debt-equity swap occurred during the year ended December 31, 2015 the ownership interest of Chin Hung International Inc. has increased.
(*7)	As the Group acquired the shares of Korea Credit Bureau Co., Ltd. additionally for the year ended December 31, 2015, the ownership interest of it has increased.
(*8)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015, it was excluded from the associates.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred during the year ended December 31, 2015 the ownership interest of STX Engine Co., Ltd. increased.
(*10)	The carrying value of investments in Force TEC Co., Ltd. and Hana Construction Co., Ltd., Dongwoo C & C Co.,Ltd., SJCO Co., Ltd., Ilyang Construction Co., Ltd. and G2 collection Co., Ltd. is nil as of December 31, 2015 and 2014, respectively.
(*11)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*12)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity was accounted for using equity method
(*13)	As the Group sold shares of Phoenix Digital Tech Co., Ltd during the year ended December 31, 2015, it was excluded from the associates.
(*14)	As the Group sold some shares of Korea Finance Security Co., Ltd. during the year ended December 31, 2015, the ownership interest of the Group has fallen.
(*15)	Due to debt-equity swap occurred during the year ended December 31, 2015, it is included in the associates.
(*16)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended December 31, 2015, it has been included in the investment in associates.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisi- tion(*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
Woori Blackstone Korea Opportunity First	81,608	100,436	9,266	—	(37,367)	(16,291)	—			56,044
Kumho Tire Co., Inc.	175,652	224,829	(11,979)	—	—	—	1,201			214,050
Woori Service Networks Co., Ltd.	108	130	21	—	—	(12)	—			139
Korea Credit Bureau Co., Ltd.	2,215	3,378	335	1,098	—	—	480			5,291
Korea Finance Security Co., Ltd.	3,337	4,272	(425)	—	(81)	(55)	—			3,711
United PF 1st Corporate financial stability	191,617	203,418	3,350	—	(19,176)	—	—			187,592
Chin Hung International Inc.	60,275	28,491	(14,489)	29,451	—	—	482			43,936
Poonglim Industrial Co., Ltd.	13,916	—	10,643	—	—	—	(1)	(22,473)	17,144	5,313
STX Engine Co., Ltd.	47,008	2,293	(3,901)	45,030	—	—	1,823		6,031	51,276
Samho Co., Ltd.	7,492	11,257	3,012	—	—	—	56			14,325
STX Corporation	42,215	14,347	(10,673)	—	—	—	559		18	4,251
Osung LST Co., Ltd.	15,405	18,482	(4,322)	—	—	—	4	(33,839)	30,660	10,985
Saman Corporation	8,521	—	—	8,521	—	—	—			8,521
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—			—
Woori Renaissance Holdings	63,000	36,019	3,518	—	—	(2,416)	—			37,121
Woori Columbus First PEF	1,200	1,084	222	—	—	—	—			1,306

Total	714,903	648,436	(13,812)	84,100	(58,234)	(18,774)	4,604	(56,312)	53,853	643,861

(*)	Investments in associates increased by 83,002 million won through transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2015.

	For the year ended December 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisi- tion(*1)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2014
Woori Blackstone Korea Opportunity First	83,011	93,714	11,969	—	(1,727)	(3,520)	—	—	—	100,436
Kumho Tire Co., Inc.	93,003	140,101	21,219	113,935	(50,007)	—	497	—	(916)	224,829
Woori Service Networks Co., Ltd.	108	136	6	—	—	(12)	—	—	—	130
Korea Credit Bureau	2,215	3,347	31	—	—	—	—	—	—	3,378
Korea Finance Security Co., Ltd.	3,337	4,311	16	—	—	(55)	—	—	—	4,272
United PF 1st Corporate financial stability	191,617	203,730	(312)	—	—	—	—	—	—	203,418
Chin Hung International Inc.	60,275	45,900	(17,158)	—	—	—	(251)	—	—	28,491
Poonglim Industrial Co., Ltd.(*2)	13,917	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,422)	—	—	—	(294)	—	—	2,292
SamHo Co., Ltd.	7,492	7,492	2,284	—	—	—	5	—	1,476	11,257
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
STX Corporation	—	—	918	47,323	(4,642)	—	(881)	(28,370)	—	14,348
Osung LST Co., Ltd.	—	—	(3,806)	15,405	—	—	(4)	—	6,887	18,482
Saudara Bank (*3)	—	—	160	67,431	(66,992)	(640)	41	—	—	—
DKT	50,000	20,170	(595)	—	(19,575)	—	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(3,008)	—	921	—	(1,013)	(588)	—	—
Woori Renaissance Holdings	63,000	39,806	2,654	—	—	—	—	(6,441)	—	36,019
Woori Columbus First PEF	1,200	1,227	21	—	(84)	(80)	—	—	—	1,084

Total	626,825	617,570	(32,581)	244,094	(146,454)	(4,307)	(1,900)	(35,399)	7,413	648,436

(*1)	Investments in associates increased by 176,661 million won through transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2014.
(*2)	The application of equity method was suspended and the book value was nil due to accumulation of loss deficit of the investee. The unrecognized loss on valuation of investments under equity method due to the suspension of equity method on Poonglim Co., Ltd. amounted to 10,128 million Won of the shares of loss of joint ventures and associates and 511 million Won of the accumulated other comprehensive loss in the consolidated statement of comprehensive income for the year ended December 31, 2015.
(*3)	Indonesia Woori Bank, which was a consolidated subsidiary of the Group, merged with Saudara Bank in accordance for the year ended December 31, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. According to this merger, PT Bank Woori Saudara Indonesia 1906 Tbk became to be classified as subsidiary, so it was exclude from investment in associates.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund I	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
Samho Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	380,622	873	48,887	45,351
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
SamHo Co., Ltd.	654,477	510,878	860,851	30,025
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2015 and 2014, are as follows:

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Jinsaeng K Co., Ltd. (*)	2,107,432 shares	20.2
The Base Enterprise Co., Ltd. (*)	68,470 shares	48.4
Saenuel Co., Ltd. (*)	3,531 shares	37.4
Heungjiwon Co., Ltd. (*)	32,849 shares	27.8
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Deokwon Food Co., Ltd. (*)	14,300 shares	27.3
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Kyesan Engineering Co.,Ltd. (*)	60,581 shares	23.2
Good Software Lab Co.,Ltd. (*)	17,121 shares	28.9
DOWOO (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Orient Star Logistics Co., Ltd. (*)	17,293 shares	22.3
Wongwang Co., Ltd. (*)	2,590 shares	29.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

	As of December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*2)	24,794,201,938 shares	36.4
LIG engineering & construction Co., Ltd. (*1)	755,946 shares	22.8
Orient Shipyard Co., Ltd. (*1)	465,050 shares	23.0
Jinsaeng K Co., Ltd. (*1)	2,107,432 shares	20.2
PICITY Co., Ltd. (*1)	871,631 shares	21.1
Gdsys Co., Ltd. (*1)	300,805 shares	21.2
G2 Collection Co., Ltd. (*1)	12,574 shares	28.9
Alkenz Co., Ltd. (*1)	80,402 shares	37.5
SJ Development Co., Ltd. (*1)	70,529 shares	26.5
Ilyang Construction Co., Ltd. (*1)	105,936 shares	40.0
Ssangyong Engineering & Construction Co., Ltd. (*1)	2,957,728 shares	20.3

(*1)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

(5)	As of December 31, 2015 and 2014, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	211,757	26.4	55,900			144	56,044
Korea Credit Bureau	50,884	9.9	5,043	248			5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711				3,711
Woori Service Networks Co., Ltd.	2,805	4.9	139				139
Kumho Tire Co., Inc. (*1)	1,152,161	14.2	163,042	48,459		2,549	214,050
United PF 1st Corporate financial stability	1,057,935	17.7	187,538			54	187,592
Chin Hung International Inc. (*1)	68,132	28.4	19,374	24,566		(4)	43,936
Poonglim Industrial Co., Ltd. (*1)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd. (*1)	123,969	29.2	36,230	14,927		119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325				14,325
Osung LST Co., Ltd. (*1)	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
STX Corporation (*1)	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Woori Renaissance Holdings	67,203	51.6	34,677		(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6		(4)	1,306

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Kumho Tire Co., Inc. (*1)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc. (*1)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd. (*1)	(159,358)	30.7	(48,994)	38,356	—	10,638	—
STX Engine Co., Ltd. (*1)	(93,532)	15.0	(14,029)	14,927	—	1,394	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
Osung LST Co., Ltd. (*1)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
STX Corporation (*1)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

(*1)	The net asset amount is after considering preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Acquisition cost	376,192	381,668
Accumulated depreciation	(24,696)	(24,118)

Net carrying value	351,496	357,550

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	357,550	340,620
Depreciation	(3,806)	(3,859)
Transfer	(2,297)	21,760
Foreign currencies translation adjustments	49	31
Others	—	(1,002)

Ending balance	351,496	357,550

(3)	Fair value of investment properties is amounting to 371,890 million Won and 394,159 million Won as of December 31, 2015 and 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2015 and 2014.

(4)	Rental fee earned from investment properties is amounting to million Won and 5,629 million Won and 5,311 million Won as of December 31, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	21,127	69,230	35,304	757	—	129,046
Disposal	(10,780)	(648)	(847)	(2,000)	(313)	—	(14,588)
Depreciation	—	(24,846)	(85,279)	(36,740)	—	(1)	(146,866)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	—	(13,457)
Foreign currencies translation adjustment	(328)	(333)	265	515	(19)	—	100
Transfer	(7,481)	9,778	—	—	—	—	2,297
Others	—	763	334	12,480	(5)	—	13,572

Ending balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,206	24,950	70,622	30,183	818	—	127,779
Disposal	(4)	—	(31,245)	(1,195)	(314)	—	(32,758)
Depreciation	—	(23,390)	(88,873)	(26,423)	—	—	(138,686)
Classified to assets held for sale	(2,019)	(4,819)	(66)	—	—	—	(6,904)
Foreign currencies translation adjustment	46	39	197	410	(439)	—	253
Acquisition through business combination	10,719	9,880	3,081	196	6	—	23,882
Transfer	(11,614)	(10,146)	—	—	—	—	(21,760)
Others	—	6,080	190	6,585	—	—	12,855

Ending balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated amortization	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated amortization	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	7,347	96	16,751	196,139	2,510	222,843
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(16,809)	(81)	(19,233)	(53,969)	—	(90,092)
Impairment loss	—	—	—	—	(9)	(1,911)	(1,920)
Foreign currencies translation adjustment	(4,016)	1	1	2	(476)	147	(4,341)
Others	—	—	—	—	(711)	—	(711)

Ending balance	103,525	38,171	344	51,357	201,769	24,640	419,806

	For the year ended December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,418	20,418	101	29,990	17,809	1,925	71,661
Disposal	—	(10,839)	—	(36,092)	(38,564)	(114)	(85,609)
Amortization	—	(16,923)	(72)	(21,167)	(47,051)	—	(85,213)
Impairment loss	—	—	—	—	127	(1,900)	(1,773)
Foreign currencies translation adjustment	63	—	—	1	9	80	153
Classified into disposal group held for sale	—	(133)	—	(976)	—	—	(1,109)
Acquisition through business combination	106,060	—	—	—	25,719	—	131,779
Others	—	—	12	(6,848)	1,158	2,591	(3,087)

Ending balance	107,541	47,821	328	55,337	60,807	23,894	295,728

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 17,904 million Won and 8,013 million Won as of December 31, 2015 and 2014, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Securities Investment and others	483,298	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	220,897	Substitute securities
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	603,274	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	6,468	Leasehold rights and others

		Total	9,706,525

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities Co., Ltd. and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management Co., Ltd. and others	9,851	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	KDB Daewoo Securities Co., Ltd. and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argenaria	926,796	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The Bank of Korea and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	660,212	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The Bank of Korea and others	3,054,173	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Land	28	189
Building	596	—

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	10,313	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	720,010	686,096	Korea Securities Depository

	Total	730,323	700,833

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2015 and 2014 are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Prepaid expenses	124,080	131,267
Advance payments	1,008	1,097
Non-operative assets	624	189
Others	17,574	12,604

Total	143,286	145,157

20.	FINANCIAL LIABILITY AT FVTPL

Financial liability at FVTPL is composed of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Financial liabilities held for trading	2,605,699	2,153,782
Financial liabilities designated at FVTPL	854,862	521,572

Total	3,460,561	2,675,354

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Deposits due to Customers:
Gold banking liabilities	24,872	13,927
Derivative liabilities	2,580,827	2,139,855

Total	2,605,699	2,153,782

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Equity linked securities index:
Equity-linked securities in short position	758,011	362,308
Debentures:
Debentures in local currency	96,851	97,590
Debentures in foreign currencies	—	61,674

Sub-total	96,851	159,264

Total	854,862	521,572

(4)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	854,862	521,572
Credit risk adjustments	(542)	(2,612)
Accumulated changes in credit risk adjustments	(15,016)	(45,561)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Carrying amount	854,862	521,572
Nominal amount at maturity	1,086,365	623,461

Difference	(231,503)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Deposits in local currency
Demand deposits	9,728,839	10,090,772
Time deposits	175,598,522	161,697,250
Mutual funds	40,888	46,072
Deposits on notes payables	687,579	486,356
Deposits on CMA	235,089	276,484
Certificate of deposits	2,435,087	740,090
Other deposits	1,304,348	1,281,595

Sub-total	190,030,352	174,618,619

Deposits in foreign currencies	19,129,214	13,902,989
Present value discount	(17,740)	(5,143)

Total	209,141,826	188,516,465

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The Bank of Korea	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonalbank	0.3 ~ 0.9	32,947

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Banks	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The Bank of Korea	The Bank of Korea	0.5 ~ 1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0 ~ 2.6	87,692
Call money	Banks	0.0 ~ 3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3 ~ 4.5	1,196,237
Present value discount			(102)

Total			17,707,595

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.2 ~ 12.0	16,868,054	0.8 ~ 10.5	18,564,367
Subordinated bonds	3.4 ~ 13.0	5,055,311	3.4 ~ 10.3	6,248,349
Other bonds	17.0	4,006	17.0	51,601

Sub-total		21,927,371		24,864,317

Discounts on bond		(28,512)		(68,413)

Total		21,898,859		24,795,904

(*)	the debentures of 3,148,703 million Won and 3,421,176 million Won as of December 31, 2015 and 2014, respectively, which are fair value hedged items are included.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Asset retirement obligation	39,121	29,733
Provision for guarantee (*1)	364,141	509,320
Provision for loan commitments	85,313	90,449
Provision for credit card points	5,445	5,548
Other provisions (*2)	22,581	56,959

Total	516,601	692,009

(*1)	Provision for guarantee includes provision for financial guarantee of 139,002 million Won and 159,149 million Won as of December 31, 2015 and 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	19,714	9,801	16,301	51,997	97,813
Provisions used and others	(25,262)	41	(16,404)	(86,308)	(127,933)
Reversal of unused amount	(160,032)	(14,976)	—	(43)	(175,051)
Others	20,401	(2)	—	(24)	20,375

Ending balance	364,141	85,313	5,445	22,581	477,480

	For the year ended December 31, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	46,191	2,613	12,507	41,963	103,274
Provisions used and others	(38,402)	30	(13,400)	(26,208)	(77,980)
Reversal of unused amount	(31,877)	(36,158)	—	—	(68,035)
Others	31,460	34	—	12,237	43,731

Ending balance	509,320	90,449	5,548	56,959	662,276

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	29,733	23,513
Provisions provided	1,742	932
Provisions used	(1,316)	(746)
Depreciation	394	519
Reversal of unused amount	(179)	(143)
Increase in restoration costs and others	8,747	5,658

Ending balance	39,121	29,733

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds

A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Defined benefit obligation	901,219	683,961
Fair value of plan assets	(801,528)	(608,370)

Net defined benefit liability	99,691	75,591

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	683,961	509,849
Current service cost	132,710	118,651
Interest cost	21,377	20,016
Remeasurements	97,730	72,990
Foreign currencies translation adjustments	(8)	(133)
Retirement benefit paid	(26,516)	(32,422)
Curtailment or settlement	(8,231)	(5,570)
Others	196	580

Ending balance	901,219	683,961

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	608,370	438,247
Interest income	21,965	20,804
Remeasurements	(5,444)	(5,504)
Employer’s contributions	229,069	184,141
Retirement benefit paid	(22,860)	(22,849)
Curtailment or settlement	(8,240)	(5,525)
Others	(21,332)	(944)

Ending balance	801,528	608,370

(4)	Plan assets wholly consist of time deposits as of December 31, 2015 and 2014, respectively. Among plan assets, realized returns on plan assets amount to 16,521 million Won and 15,300 million Won for the year ended December 31, 2015 and 2014, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Current service cost	132,710	118,651
Net interest expense (income)	(588)	(788)
Loss on the curtailment or settlement	9	(45)
Cost recognized in net income	132,131	117,818
Remeasurements	103,174	78,494

Cost recognized in total comprehensive income	235,305	196,312

Retirement benefit service costs related to defined contribution plans are recognized 3,623 million Won and 3,543 million Won for the years ended December 31, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2015	December 31, 2014
Discount rate	2.83%	3.29%
Future wage growth rate	6.35%	5.74%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		December 31, 2015	December 31, 2014
Discount rate	Increase by 1% point	(101,026)	(66,278)
	Decrease by 1% point	118,879	76,296
Future wage growth rate	Increase by 1% point	117,975	76,040
	Decrease by 1% point	(101,900)	(67,267)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	5,586,031	4,532,101
Accrued expenses	1,901,204	2,343,332
Borrowings from trust accounts	4,476,396	3,475,353
Agency business revenue	415,776	433,594
Foreign exchange payables	708,267	375,059
Domestic exchange payables	2,082,472	3,386,529
Other miscellaneous financial liabilities	1,795,256	2,345,433
Present value discount	(1,196)	(1,714)

Sub-total	16,964,206	16,889,687

Other liabilities:
Unearned income	171,649	164,431
Other miscellaneous liabilities	133,525	226,239

Sub-total	305,174	390,670

Total	17,269,380	17,280,357

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forwards	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long index option	682,358	2,750	444	—
Short index option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forward	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long option	41,097	—	5,904	—
Short option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forwards	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long index option	352,943	13,071	1,070	—
Short index option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long option	249,081	—	29,876	—
Short option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Losses from hedged items	(31,297)	(64,158)
Gains from hedging instruments	38,021	63,442

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	13,499	6,256
Acquisitions	26,762	13,367
Amounts recognized in profits or losses	(12,253)	(6,124)

Ending balance	28,008	13,499

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,278,371 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2015	December 31, 2014
Beginning balance	676,278,371	806,015,340
Changes due to the Merger	—	(129,736,969)
Retirement of treasury stock	(278,371)	—
Ending balance	676,000,000	676,278,371

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533
Other capital surplus	24,726	21,533

Total	294,259	291,066

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2015	December 31, 2014
Local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	—
Foreign currency	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	—
Issuance cost				(11,548)	(7,077)

Total				3,334,002	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	374,685	300,994
Share of other comprehensive income of joint ventures and associates	6,074	2,779
Loss on foreign currencies translation of foreign operations	(70,789)	(107,721)
Remeasurement of the net defined benefit liability	(197,579)	(119,375)
Cash flow hedges	(10,371)	(10,371)

Sub-total	102,020	66,306

Treasury shares(*)	(34,113)	(37,594)
Other capital adjustments	(1,615,210)	(2,421,850)

Total	(1,547,303)	(2,393,138)

(*)	The Group succeeded to the rights of treasury shares the former Woori Finance Holdings Co.,Ltd held as the merger with Woori Finance Holdings Co.,Ltd for the year ended December 31, 2014, and 3,481 million Won was retired for the year ended December 31, 2015.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease) on valuation(*)	Re- classification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on available-for-sale financial assets	300,994	190,842	(101,439)	(15,712)	374,685
Share of other comprehensive income (loss) of joint ventures and associates	2,779	4,409	—	(1,114)	6,074
Gain (loss) on foreign currency translation of foreign operations	(107,721)	49,421	—	(12,489)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(102,467)	—	24,263	(197,579)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	142,205	(101,439)	(5,052)	102,020

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the year ended December 31, 2014
	Beginning balance (*1)	Increase (decrease) on valuation(*2)	Reclassification adjustments(*2)	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	354,856	(241,216)	(27,102)	(64,942)	300,994
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(3,464)	(244)	734	—	2,779
Gain (loss) on foreign currency translation of foreign operations	(136,576)	2,186	37,094	(10,425)	—	(107,721)
Remeasurement of the net defined benefit liability	(68,408)	(81,476)	(900)	18,950	12,459	(119,375)
Cash flow hedges	7,928	(6,844)	(13,671)	2,296	(80)	(10,371)

Total	88,095	265,258	(218,937)	(15,547)	(52,563)	66,306

(*1)	The accumulated other comprehensive income as of January 1, 2014 included the amounts classified as the disposal group held for sale and the disposal group held for distribution to owners as of December 31, 2013.
(*2)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,132	41,472

	Sub-total	1,571,886	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,756,142	1,800,387
	Revaluation reserve	760,366	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	10,020,712	10,950,486

Retained earnings before appropriation		2,133,524	1,709,646

	Total	13,726,122	14,165,358

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Beginning balance	14,165,358	13,112,690
Net income attributable to owners	1,059,157	1,213,980
Changes due to distribution to owners	—	(110,405)
Dividends on common stock	(504,952)	—
Dividends on hybrid securities	(183,320)	(50,129)
Appreciation of merger losses	(806,640)	—
Retirement of treasury stock	(3,481)	—
Others	—	(778)

Ending balance	13,726,122	14,165,358

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Beginning balance	1,756,142	1,800,387
Planned provision (reversal) of regulatory reserve for credit loss	499,110	(44,245)

Ending balance	2,255,252	1,756,142

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2015	2014 (*)
Net income	1,075,392	1,207,969
Provision (reversal) of regulatory reserve for credit loss	499,110	(44,245)
Adjusted net income after the provision of regulatory reserve	576,282	1,252,214
Adjusted EPS after the provision of regulatory reserve	584	1,512

(*)	These are calculated by the beginning balance of the planned regulatory reserve for credit loss of the former Woori Finance Holdings Co., Ltd.. In the case of using the beginning balance of the Group’s, the provision of regulatory reserve for credit loss is 505,805 million won, adjusted income after provision of regulatory reserve is 702,164 million won, and adjusted EPS after the provision of regulatory reserve is 746 won.

33.	DIVIDENDS

The Group is to pay out 168,317 million Won (250 Won per share) as dividend for the year ended December 31, 2015, and it will be reviewed and approved at the shareholders’ meeting on March 25, 2016. As such, the separate statements of financial position as of December 31, 2015 do not incorporate such unpaid dividend.

In addition, on July 29, 2015, the board of directors resolved the interim dividend of 250 Won per a common share, which amounted to 168,318 million Won for the shares issued and it was paid during the year ended December 31, 2015.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Financial assets at FVTPL	63,143	70,653
AFS financial assets	389,443	359,986
HTM financial assets	418,065	441,626
Loans and receivables:
Interest on due from banks	81,117	104,633
Interest on loans	7,700,475	8,183,844
Interest of other receivables	45,992	50,498

Sub-total	7,827,584	8,338,975

Total	8,698,235	9,211,240

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Interest on deposits due to customers	2,888,529	3,450,786
Interest on borrowings	216,743	251,804
Interest on debentures	707,772	885,365
Other interest expense	123,291	130,267

Total	3,936,335	4,718,222

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Fees and commissions received (*)	676,114	641,332
Fees and commissions received for provision of guarantee	78,922	75,997
Fees and commissions received on project financing	15,521	12,717
Fees and commissions received on credit card	852,250	746,811
Fees and commissions received on securities	67,692	61,472
Other fees and commissions received	66,841	59,686

Total	1,757,340	1,598,015

(*)	Fees and commissions received include agency commissions, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Fees paid	133,909	115,480
Credit card commissions	643,524	555,496
Brokerage commissions	615	168
Others	2,496	9,856

Total	780,544	681,000

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Dividend from financial assets at FVTPL	1,217	3,178
Dividend from AFS financial assets	101,706	93,634

Total	102,923	96,812

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Gains (losses) on financial assets held for trading	171,137	161,851
Gains (losses) of financial assets designated at FVTPL	69,205	28,061

Total	240,342	189,912

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2015	2014
Financial Assets at FVTPL	Securities	Gain on valuation	7,735	27,122
		Gain on disposals	32,780	37,158
		Loss on valuation	(13,663)	(19,441)
		Loss on disposals	(22,771)	(45,201)

		Sub-total	4,081	(362)

	Other financial assets	Gain on valuation	10,195	3,878
		Gain on disposals	442	763
		Loss on valuation	(10,189)	(4,315)
		Loss on disposals	(208)	(509)

		Sub-total	240	(183)

		Total of financial assets at FVTPL	4,321	(545)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,240,353	1,220,496
		Loss on transactions and valuation	(1,251,673)	(1,261,289)

		Sub-total	(11,320)	(40,793)

	Currencies derivatives	Gain on transactions and valuation	4,241,317	2,681,812
		Loss on transactions and valuation	(3,987,856)	(2,499,395)

		Sub-total	253,461	182,417

	Equity derivatives	Gain on transactions and valuation	92,400	61,840
		Loss on transactions and valuation	(166,528)	(40,342)

		Sub-total	(74,128)	21,498

	Other derivatives	Gain on transactions and valuation	54,322	50,883
		Loss on transactions and valuation	(55,519)	(51,609)

		Sub-total	(1,197)	(726)

		Total of derivatives (for trading)	166,816	162,396

	Total		171,137	161,851

(3)	Details of gains or losses on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Gain (loss) on equity-linked securities
Gain (loss) on disposals of equity-linked securities	(22,363)	7,575
Gain on valuation of equity-linked securities	89,863	9,709

Sub-total	67,500	17,284

Gain (loss) on other securities:
Loss on disposals of other securities	(62)	(123)
Gain on valuation of other securities	1,027	43

Sub-total	965	(80)

Gain (loss) on other financial instruments:
Gain on valuation of other financial instruments	740	10,857

Sub-total	740	10,857

Total	69,205	28,061

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Gains on redemption of securities	1,089	90
Gains on transaction of securities	130,457	171,747
Impairment losses on securities	(134,827)	(240,761)

Total	(3,281)	(68,924)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Impairment losses due to credit loss	(1,112,139)	(1,116,171)
Reversal of provision on (provision provided for) guarantee	140,318	(14,314)
Reversal of provision on loan commitment	5,175	33,545

Total	(966,646)	(1,096,940)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2015	2014
Employee benefits	Short term employee benefits	Salaries	1,262,786	1,196,332
		Employee benefits	381,283	360,158
	Retirement benefit service costs		135,754	121,361
	Termination		73,119	70,459

	Sub-total		1,852,942	1,748,310

Depreciation and amortization			236,958	223,899
Other general and administrative expenses	Rent		295,871	266,369
	Taxes and dues		103,580	101,753
	Service charges		233,860	215,448
	Computer and IT related		100,026	106,386
	Telephone and communication		60,880	58,102
	Operating promotion		46,638	44,382
	Advertising		58,914	51,944
	Printing		10,249	10,712
	Traveling		9,601	7,702
	Supplies		6,822	6,908
	Insurance premium		7,236	5,899
	Reimbursement		23,779	18,937
	Maintenance		14,565	14,050
	Water, light and heating		15,205	15,163
	Vehicle maintenance		10,400	10,860
	Others		62,861	52,095

	Sub-total		1,060,487	986,710

	Total		3,150,387	2,958,919

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Gains on transaction of foreign exchange	3,352,318	1,883,808
Gains on disposal of loans and receivables	186,939	132,846
Gains on transactions of derivatives	59,003	84,533
Gains on fair value hedged items	25,235	23,318
Others (*)	158,806	132,666

Total	3,782,301	2,257,171

(*)	Other income includes such incomes amounting to 137,187 million Won and 102,541 million Won for the year ended December, 2015 and 2014, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Losses on transaction of foreign exchange	3,429,638	1,902,316
KDIC deposit insurance fees	266,031	259,140
Contribution to miscellaneous funds	343,703	338,386
Losses on disposal of loans and receivables	43,266	30,480
Losses related to derivatives	20,982	21,091
Losses on fair value hedged items	56,532	87,476
Others (*)	232,210	292,548

Total	4,392,362	2,931,437

(*)	Other expense includes such expenses amounting to 154,897 million Won and 218,072 million Won for the year ended December 31, 2015 and 2014, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Gain on valuation	41,363	37,427
Loss on valuation	(55,176)	(70,008)
Impairment loss	(56,311)	(35,399)

Total	(70,124)	(67,980)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Other non-operating incomes	272,610	134,355
Other non-operating expenses	(102,126)	(129,688)

Total	170,484	4,667

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Rental fee income	8,225	8,058
Gains on disposal of investment in joint ventures and associates	61,653	31,414
Gains on disposal of premises and equipment and other assets	6,814	1,398
Reversal of impairment loss on premises and equipment and other assets	539	533
Others(*)	195,379	92,952

Total	272,610	134,355

(*)	Other income includes such incomes amounting to 132,784 million Won for the year ended December 31, 2015 that the Group received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Depreciation on investment properties	3,806	4,016
Interest expenses of rent leasehold deposits	688	1,026
Losses on disposal of investment in joint ventures and associates	10	1,765
Losses on disposal of premises and equipment and other assets	2,707	1,709
Impairment losses on premises and equipment and other assets	2,990	2,226
Donation	46,266	52,770
Others	45,659	66,176

Total	102,126	129,688

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Current tax expense
Current tax expense in respect of the current year	362,552	514,819
Adjustments recognized in the current period in relation to the current tax of prior periods	(27,038)	(3,750)

Sub-total	335,514	511,069

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	44,884	(665,974)
Deferred tax charged directly to equity	(3,844)	8,923

Sub-total	41,040	(657,051)

Income tax expense (benefit)	376,554	(145,980)

Income tax expense for continuing operations	376,554	288,195
Income tax expense (benefit) for discontinued operations	—	(434,175)

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Net income before income tax expense	1,451,946	1,061,988
Income from continuing operations before income tax	1,451,946	834,395
Income from discontinued operations before income tax	—	227,593
Tax calculated at statutory tax rate (*1)	350,909	256,540
Adjustments
Effect of income that is exempt from taxation	(56,247)	(45,528)
Effect of expense not deductible in determining taxable profit	50,152	342,057
Temporary differences due to investments in subsidiaries and joint ventures (*2)	—	(606,908)
Adjustments recognized in the current period in relation to the current tax of prior periods	(27,038)	(3,750)
Others	58,778	(88,391)

Sub-total	25,645	(402,520)

Income tax expense (benefit)	376,554	(145,980)

Income tax expense for continuing operations	376,554	288,195
Income tax expense (benefit) for discontinued operations	—	(434,175)
Effective tax rate
Effective tax rate for continuing operations	25.93%	34.54%
Effective tax rate for discontinued operations (*3)	—	—

(*1)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	Woori Finance Holdings Co., Ltd. was exempted from payment of sales tax in relation with the spin-off of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. in accordance with the Restriction of Special Taxation Act as amended on March 14, 2014. Thus, deferred tax liabilities recognized in 2013 reversed.
(*3)	The effective tax rate was not calculated since the income tax expense was negative.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2015
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	422,910	22,819	—	445,729
Gain (loss) on AFS financial assets	(105,556)	94	(16,074)	(121,536)
Gain (loss) on valuation using the equity method of accounting	21,156	(14,936)	(1,114)	5,106
Gain (loss) on valuation of derivatives	(48,438)	8,664	—	(39,774)
Accrued income	(75,094)	(7,054)	—	(82,148)
Provision for loan losses	(59,428)	8,924	—	(50,504)
Loan and receivables written off	6,921	47,304	—	54,225
Loan origination costs and fees	(88,476)	(15,436)	—	(103,912)
Defined benefit liability	151,666	26,912	24,845	203,423
Deposits with employee retirement insurance trust	(135,474)	(51,570)	—	(187,044)
Provision for guarantee	84,530	(15,305)	—	69,225
Other provision	37,029	(9,131)	—	27,898
Others	24,355	(42,324)	(11,501)	(29,470)

Net deferred tax assets	236,101	(41,039)	(3,844)	191,218

	For the year ended December 31, 2014
	Beginning balance (*)	Merge and Spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	232,727	—	190,183	—	422,910
Loss on AFS financial assets	(76,852)	—	(6,293)	(22,411)	(105,556)
Gain (loss) on valuation using the equity method of accounting	121,906	—	(101,725)	975	21,156
Loss on valuation of derivatives	(37,264)	—	(11,174)	—	(48,438)
Accrued income	(65,697)	—	(9,397)	—	(75,094)
Provision for loan losses	(69,615)	—	10,187	—	(59,428)
Loan and receivables written off	10,195	—	(3,274)	—	6,921
Loan origination costs and fees	(71,812)	—	(16,664)	—	(88,476)
Defined benefit liability	107,498	—	24,898	19,270	151,666
Deposits with employee retirement insurance trust	(99,906)	—	(35,573)	5	(135,474)
Provision for guarantee	91,404	—	(6,874)	—	84,530
Other provision	38,795	—	(1,766)	—	37,029
Investments in joint ventures and associates	—	—	—	—	—
Others	(75,228)	(3,757)	115,766	(12,426)	24,355
Assets as held for sale / Disposal group held for distribution to owners	(542,643)	10,376	508,757	23,510	—

Net deferred tax assets	(436,492)	6,619	657,051	8,923	236,101

(*)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners as of December 31, 2013.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Deductible temporary differences	224,452	174,200
Unused tax losses	233,687	283,523
Taxable temporary differences	(740,860)	(736,048)

Total	(282,721)	(278,325)

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Loss on available-for-sale financial assets	(112,495)	(96,421)
Share of other comprehensive loss of jointly controlled entities and associates	(387)	782
Gain on foreign operations translation	22,923	34,424
Remeasurements	62,575	37,674

Total	(27,384)	(23,541)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Current tax assets	6,782	4,845
Current tax liabilities	108,943	298,762

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Deferred tax assets	210,597	257,858
Deferred tax liabilities	19,379	21,757

Net deferred tax assets	191,218	236,101

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2015	2014
Net income attributable to common shareholders	1,059,157	1,213,980
Dividends to hybrid securities	(183,320)	(50,129)
Net income attributable to common shareholders	875,837	1,163,851
Net income from continuing operations	875,837	385,160
Net income from discontinued operations	—	778,691
Weighted average number of common shares outstanding	673 million shares	718 million shares
Basic Earnings Per Share	1,301	1,621
Basic Earnings Per Share for continuing operations	1,301	536
Basic Earnings Per Share for discontinued operations	—	1,085

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Confirmed guarantees
Guarantee for loans	108,176	109,213
Acceptances	618,365	710,443
Letters of guarantees	100,084	126,279
Other confirmed guarantees	8,242,622	8,328,515

Total	9,069,247	9,274,450

Unconfirmed guarantees
Local letter of credit	422,812	575,919
Letter of credit	4,258,672	4,373,378
Other unconfirmed guarantees	1,949,571	1,590,332

Total	6,631,055	6,539,629

CP purchase commitments and others	1,615,141	2,213,840

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Loan commitments	88,211,580	89,637,659
Other commitments	5,371,320	4,061,230

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2015		December 31, 2014
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	130 cases	269 cases	516 cases	298 cases
Amount of litigation	350,899	190,219	827,222	293,527
Allowance for litigations		4,872		16,343

2)	Prior to December 31, 2015, the Group (Woori Bank), along with other 13 financial institutions including the Seoul Guarantee Insurance, filed a lawsuit against Samsung Group and its associates as a defendant in respect to the return of the fund that was guaranteed for the filing of court administration of Samsung Motors. With respect to the lawsuit, on January 29, 2015, the Supreme Court of Korea made the final judgment that the plaintiff should pay the guaranteed funds to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 – Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2015, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior periods are as follows:

(1)	Related parties

Related parties

Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1st, Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate Financial Stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.,

Dongwoo C & C Co., Ltd., Sjco Co., Ltd., Ilyang Construction Co., Ltd., G2 Collection Co., Ltd. and Saman Corporation

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Loans	30	314
		Allowance for credit loss	—	(108)
		Other assets	510,193	691,101
		Deposits	930,231	1,157,232
		Other liabilities	9,812	12,252

Joint ventures	Woori Renaissance Holdings	Other assets	2,416	—

Associates	Kumho Tires Co., Ltd.	Loans	280,333	334,948
		Allowance for credit loss	(553)	(2,968)
		Deposits	67,815	80,978
		Other liabilities	116	87

	Korea Credit Bureau Co., Ltd.	Loans	7	2
		Deposits	9,038	3,215
		Other liabilities	54	19

	Korea Finance Security Co., Ltd.	Loans	51	46
		Allowance for credit loss	—	(1)
		Deposits	1,468	2,738
		Other liabilities	7	12

	Woori Service Networks Co., Ltd.	Loans	27	26
		Allowance for credit loss	—	(1)
		Deposits	3,821	3,169
		Other liabilities	381	115

	United PF 1st Corporate Financial Stability	Deposits	20	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	175	626
		Other liabilities	934	—

Related party		A title of account	December 31, 2015	December 31, 2014
Associates	Woori Columbus 1st Private Equity Fund	Other assets	546	589

	Chin Hung International Inc.	Loans	5,499	42,929
		Allowance for credit loss	(4,768)	(12,439)
		Deposits	1,378	7,615
		Other liabilities	223	11

	Poonglim Industrial Co., Ltd.	Loans	1,557	24,999
		Allowance for credit loss	(1,557)	(3,123)
		Other assets	—	1
		Deposits	7,906	20,878
		Other liabilities	5	12

	Phoenix Digital Tech Co., Ltd. (*1)	Loans	—	3,768
		Allowance for credit loss	—	(109)
		Deposits	—	306
		Other liabilities	—	6

	Ansang Tech Co., Ltd. (*2)	Loans	—	38
		Allowance for credit loss	—	(38)

	Samho International Co., Ltd.	Loans	43,484	43,251
		Allowance for credit loss	(5,883)	(8,826)
		Deposits	96,281	132,190
		Other liabilities	990	205

	Force TEC Co., Ltd.	Loans	28,562	24,258
		Allowance for credit loss	(6,252)	(1,551)
		Deposits	355	139
		Other liabilities	1,207	11

	Hana Engineering & Construction Co., Ltd.	Loans	71	169
		Allowance for credit loss	(71)	(169)
		Deposits	38	49

	STX Engine Co., Ltd.	Loans	120,706	163,374
		Allowance for credit loss	(25,665)	(24,735)
		Other assets	—	27
		Deposits	5,167	3,701
		Other liabilities	608	63

	STX Corporation	Loans	151,829	182,195
		Allowance for credit loss	(19,186)	(23,442)
		Deposits	13,643	25,823
		Other liabilities	221	18

	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(338)	(561)
		Deposits	983	5,133
		Other liabilities	2	14

	Ilyang Construction Co., Ltd.	Loans	838	—
		Allowance for credit loss	(215)	—

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related party.
(*2)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related parties.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2015	2014
Controlling party (Government related entity)	KDIC	Interest income	22,237	26,577
		Interest expenses	23,584	17,920
		Impairment losses due to credit loss(reversal of provision for credit loss)	29	(124)

Associates	Kumho Tires Co., Ltd.	Interest income	2,698	1,038
		Fees income	6	6
		Interest expenses	205	218
		Reversal of impairment losses due to credit loss	(2,353)	(33,020)

	Korea Finance Security Co., Ltd.	Interest expenses	39	53
		Fees expenses	93	42
		Impairment losses due to credit loss(reversal of provision for credit loss)	(3)	3

	Korea Credit Bureau Co., Ltd.	Interest expenses	74	72
		Fees expenses	1,690	1,784
	Woori Service Networks Co., Ltd.	Other income	28	27
		Interest expenses	83	95
		Fees expenses	821	610
		Other expenses	228	262
		Impairment losses due to credit loss	2	2

	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	1,437	2,527

	Woori Columbus 1st Private Equity Fund	Fees income	546	589

	Chin Hung International Inc.	Interest income	807	1,833
		Fees income	1	1
		Interest expenses	35	31
		Reversal of impairment losses due to credit loss	(534)	(27,328)

	Poonglim Industrial Co., Ltd.(*1)	Interest expenses	11	22
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	(1,565)	2,857

	Phoenix Digital Tech Co., Ltd.	Interest income	—	33
		Interest expenses	—	12
		Impairment losses due to credit loss	—	37

	Ansang Tech Co., Ltd. (*2)	Reversal of impairment losses due to credit loss	(38)	(104)

	Samho International Co., Ltd.	Interest income	1,015	654
		Fees income	3	5
		Interest expenses	981	1,270
		Reversal of impairment losses due to credit loss	(2,098)	(24,793)

			For the years ended December 31
Related party		A title of account	2015	2014
Associates	Force TEC C Co., Ltd.	Interest income	249	1,157
		Interest expenses	—	3
		Impairment losses due to credit loss (reversal of impairment losses due to credit loss)	5,900	(25,532)
	Hana Engineering & Construction Co., Ltd.	Reversal of impairment losses due to credit loss	(98)	—
	STX Engine Co., Ltd.	Interest income	1,358	2,982
		Fees income	67	81
		Interest expenses	46	48
		Impairment losses due to credit loss	20,524	13,787
	STX Corporation	Interest income	1,729	2,056
		Fees income	89	—
		Interest expenses	6	6
		Reversal of impairment losses due to credit loss	(4,060)	(146,680)
	Osung LST Co. ,Ltd.	Interest income	226	527
		Interest expenses	16	31
		Reversal of impairment losses due to credit loss	(223)	(4,819)
	Ilyang Construction Co., Ltd.	Impairment losses due to credit loss	215	—

(*1)	As the subsidiary sold shares of Phoenix Digital Tech Co., Ltd. during the year ended December 31, 2015, it is excluded from the related party.
(*2)	As the Group sold shares of Ansang Tech Co., Ltd. during the year ended December 31, 2015 it is excluded from the related parties.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
KDIC	1,500,470	1,500,386	Loan commitment
Kumho Tires Co., Inc.	11,623	18,110	Letter of credit
	143,756	88,638	Loan commitment
Korea Finance Security Co., Ltd.	209	214	Loan commitment
Korea Credit Bureau Co., Ltd.	28	33	Loan commitment
Woori Service Networks Co., Ltd.	173	179	Loan commitment
Chin Hung International Inc.	40,847	40,630	Loan commitment
Phoenix Digital Tech Co., Ltd.	—	261	Loan commitment
STX Engine Co., Ltd.	74,135	81,431	Letter of credit
	13,019	4,600	Loan commitment
SamHo Co., Ltd.	—	2,360	Letter of credit
	28,976	27,299	Loan commitment
Force TEC Co., Ltd.	5,954	6,325	Loan commitment
STX corporation	23,235	30,062	Letter of credit and others
	9,131	13,009	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 10,122 million Won and 2,170 million Won, respectively, as of December 31, 2015 and December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Short term benefits	6,421	11,542
Severance payments	312	464

Total	6,733	12,006

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 747 million Won and 2,712 million Won, respectively, as of December 31, 2015. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2015	December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2014
Trust accounts	34,135,580	31,225,968	784,155	751,425

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Receivables
Trust fees receivables	18,704	17,956
Payables
Borrowings from trust accounts	3,794,847	2,949,097

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2015	2014
Revenue
Trust fees	51,322	41,829
Expense
Interest expenses on borrowings from trust accounts	60,329	78,114

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	As of December 31, 2015 and 2014, the carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,235	5,619
Personal pension trusts	523,544	528,680
Pension trusts	681,868	640,275
Retirement trusts	64,921	75,847
New personal pension trusts	8,540	8,897
New old-age pension trusts	3,376	3,859

Sub-total	1,287,484	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	782	857

Sub-total	801	876

Total	1,288,285	1,264,053

2)	As of December 31, 2015 and 2014, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2015	December 31, 2014
Liabilities for the bank account (subsidy for trust account adjustment)	26	15

47.	DISPOSAL GROUP HELD FOR SALE AND NET LOSS FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., the Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd. and Woori Savings Bank into a disposal group held at the sale and presented the related gains or losses as net income (loss) from discontinued operations as of the end of 2013. For the year ended December 31, 2014, the Group completed the disposals of aforementioned subsidiaries (see note 49).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2014
I.	Operating income		17,616
	Net interest income		237,229
	Interest income	391,617
	Interest expenses	(154,388)
	Net fees and commissions income		117,373
	Fees and commissions income	152,184
	Fees and commissions expenses	(34,811)
	Dividend income		24,721
	Net loss on financial instruments at FVTPL		(32,104)
	Net loss on AFS financial assets		(19,146)
	Impairment losses on credit loss		(23,753)
	Other net operating expenses		(286,704)
II.	Non-operating loss		(3,120)
	Share of profits of joint ventures and associates	616
	Other non-operating expenses	(3,736)
III.	Net income before income tax expense		14,496
IV.	Income tax expense		(117,879)
V.	Sub-total		(103,383)
VI.	Impairment of assets held-for-sale		(7,469)
VII.	Income tax benefits for impairment		2,020
VIII.	Gain on disposal of assets held-for-sale		113,012
IX.	Income tax expense for gain on disposal		(26,667)
X.	Loss from discontinued operations		(22,487)

(3)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2014
Cash flows from operating activities:	326,023
Cash flows from investing activities:	(258,244)
Cash flows from financing activities:	143,289

(4)	For the year ended December 31, 2014, the Group disposed of Woori Investment & Securities Co., Ltd., Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd. and Woori Savings Bank. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

As of December 31, 2014
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
AFS financial assets	1,588,066
HTM financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

48.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with the Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into a disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as of the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan (See Note 49).

Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2014
I.	Operating income		108,896
	Net interest income		348,396
	Interest income	683,075
	Interest expenses	(334,679)
	Net fees and commissions income		53,182
	Fees and commissions income	77,030
	Fees and commissions expenses	(23,848)
	Dividend income		13,595
	Net gain on financial instruments at FVTPL		22,119
	Net loss on AFS financial assets		(5,569)
	Impairment losses on credit loss		(81,459)
	Other net operating expenses		(241,368)

II.	Non-operating loss		(1,342)
	Share of profits of joint ventures and associates	—
	Other non-operating expenses	(1,342)

III.	Net income before income tax expense		107,554
IV.	Income tax benefit		576,701

V.	Income from discontinued operations		684,255

(2)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the year ended December 31, 2014
Cash flows from operating activities:	457,097
Cash flows from investing activities:	300,385
Cash flows from financing activities:	(754,823)

49.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, on June 23, 2014, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of December 31, 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, on October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group. FSC and KDIC intend to take every possible measure to privatize Woori Bank by taking immediate implementation actions to follow amendment of the MOU, which includes revision of the Enforcement Decree of the Special Act on the Management of Public Funds.

50.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Group is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Group fails to make improvements, the KDIC can enforce the Group to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, Since July 2, 2001, in order to establish efficient integrated structure of the Group, the Group and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Group’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Group does not meet such management plans.

51.	BUSINESS COMBINATION

The major business combinations have occurred during the year ended at December 31, 2014, are as follows:

(1)	Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since this merger qualifies as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, thus no goodwill was newly recognized. As such, there was no change from the perspective of the consolidated entity.

Details of the merger are described as follows:

Type	Merger
Type of merger	Statutory merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

(2)	Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

1)	Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under K-IFRS 1103 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for enhancing its retail operation in Indonesia.

2)	Merger ratio and distribution of stocks

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

3)	Acquisition method (Unit: Korean Won in millions)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
AFS financial assets	22,074
HTM financial assets	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125
Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill(*3)	106,060

(*1)	33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank before the business combination, was remeasured at its fair value as of December 30, 2014. As a result, the Group recognized loss on disposal of investment in joint ventures and associates, amounted to 1,237 million Won.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who was opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group would be reinforced through the acquisition of local operation network in Indonesia.

4)	Expenses related to business combination

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.